Merrimac Industries Inc.
41 Fairfield Place
West Caldwell, NJ 07006

June 3, 2008

VIA EDGAR CORRESPONDENCE AND FAX

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Merrimac Industries, Inc. Form 10-K for the fiscal year ended December 29, 2007 Filed March 28, 2008 File No. 001-09970

Dear Mr. Webb:

Reference is made to your letter of May 19, 2008. On behalf of Merrimac Industries, Inc., set forth below are both the comments from your letter and our responses.

Form 10-K for the fiscal year ended December 29, 2007

Notes to Consolidated Financial Statements, page 41

1. Nature of business and summary of significant accounting policies, page 41

Contract revenues, page 41

1. Please refer to our prior comment 1 and note we have the following additional comments.

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We see from your response that revenue related to non-recurring engineering charges is generally recognized upon shipment of the related initial units produced or based upon contractually established stages of completion. Footnote 4 of SAB Topic 13A describes that revenue should not be recognized until the seller has substantially accomplished what it must do pursuant to the terms of the arrangement. Please explain to us why your recognition of revenue upon shipment of the initial unit or based upon stages of completion is compliant with SAB Topic 13A.

Certain customers in the aerospace and defense industries enter into relatively short-term contracts with the Company to customize standard products to meet their specifications. The customization of products includes non-recurring engineering services (“NRE”). It has been traditional for our customers to enter into two-phase contracts.

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The first phase involves the provision of the NRE to customize the product to the contractual requirements and the construction and delivery of a prototype or flight model. The customization phase may include several stages specified in the contract with requirements for customer inspection and approval at the end of each stage. The Company charges a fee for the NRE associated with the customization of the product and the delivery of the flight model and the related design documentation and test data and portions of that fee may be contractually attributable to the completion of the various stages in the first phase. Upon our completion of the services and the customer’s inspection of each stage, we have substantially accomplished what we must do pursuant to the terms of the arrangement related to the NRE up to that point. After extensive review by our customer (and often times modifications), the customer will approve a final design.

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After this approval, the second-phase of the contract commences, which involves the manufacture of the approved product. The pricing of the product is subject to negotiation and approved by the customer. The second phase cannot occur before the first phase has been approved. The scope of work produced is approved by a buyer’s source inspector prior to the product being shipped for the first time. The manufacturing process for products that require customization is generally short term in nature (less than one year) and the Company believes that such process does not entail the manufacture of complex equipment but rather represents the manufacture of goods produced in a standard manufacturing operation, based on certain contractual buyer specifications, which are sold in the ordinary course of the Company’s business.

Our revenue recognition policy with respect to short-term contracts involving NRE is summarized as follows:

Under the terms of certain contracts, inspections may occur at various times during the customization phase. Once an inspection is completed, the NRE fee for that stage is non-refundable, non-dependent on future delivery of additional products and the Company has substantially accomplished what it must do pursuant to the agreement. Therefore, the Company recognizes NRE fees under these circumstances upon reaching contractually established stages of completion. It is important to note that the completion of a phase may or may not lead to the continuation of the contract into the next phase and the provisions of SOP 81-1 do not apply to these contracts (as the phases are independent of each other, and each phase is also of a short-term duration). Accordingly, the Company recognizes NRE fee revenue and revenue from the delivery of completed products under these contracts based on generally accepted accounting principles, as summarized in SAB Topic 13A, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered (that is when the Company has substantially accomplished what it must do pursuant to the agreement per footnote 4 of Topic 13A), the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

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We note from your response that “Although [you] do not recognize revenue in accordance with SOP 81-1, [you] do utilize the requirements of paragraphs 85 - 89 of SOP 81-1...”. Please explain to us why you concluded that the guidance under paragraphs 85 - 89 of SOP 81-1 is applicable to you. Please cite the applicable U.S. GAAP that supports your conclusions. We also note your response indicates you recognize revenue under SAB Topic 13A and not SOP 81-1. This statement seems inconsistent with the referenced disclosures herein and revenue policy disclosures in your March 31, 2008 Form 10-Q. Please clearly tell us when and why you apply SOP 81-1 to recognize revenues and revise your future policy disclosures as necessary based on our concerns.

SOP 81-1 provides guidance on the application of generally accepted accounting principles in accounting for the performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or for the provision of related services. Paragraph 13 of SOP 81-1 states that contracts included in the scope of SOP 81-1 include contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer's specification or to provide services related to the performance of such contracts. Paragraph 14 of SOP 81-1 states that sales by a manufacturer of goods produced in a standard manufacturing operation, even if produced to a buyers’ specifications, and sold in the ordinary course of business through the manufacturer’s regular marketing channels, are not included in the scope of SOP 81-1 if such sales are normally recognized as revenue in accordance with the realization principle for sales of products and if the associated costs are accounted for in accordance with generally accepted principles of inventory costing. As of March 29, 2008, we have only one contract that we believe should be accounted for under SOP 81-1, which is for the design, development and manufacturing of a complex series of components. This contract is expected to last 1-1/2 to 2 years, and requires the approval of numerous deliveries (design, documentation, and products) by our customer. All of the other contracts that we had as of March 29, 2008 and during each of the three fiscal years in the period ended December 29, 2007 and the quarter ended March 29, 2008, were of shorter duration and generally require us to manufacture a component to a customer’s design specifications.

We would propose the following disclosure in our future filings with the SEC with respect to our short-term and long-term contract revenue recognition policies, with the last sentence of the second paragraph being specific to our filing on Form 10-Q for the quarter ending June 28, 2008 (assuming, with respect to such sentence, that circumstances as of June 28, 2008 remain the same as they are as of the date of this letter):

“Contract revenue and related costs for products delivered under short-term, fixed-price and cost-reimbursement contracts that require customization of products to customer specifications are recorded when title transfers to the customer, which is generally on the date of shipment, provided persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection of the related receivable is probable. Fees charged for non-recurring engineering services (“NRE”) provided in the customization of the product are recorded at various stages of the customization phase, that are specified in the contract, upon completion of the services required for each stage and the customer’s inspection and approval of those services. Prior to shipment, accumulated manufacturing costs incurred on such contracts are recorded as work-in-process inventory. Anticipated losses on such contracts are charged to operations in the period when the losses become known.

As of June 28, 2008, the Company has one complex long-term contract for the engineering design, development and production of space electronics products. The Company accounts for this contract in accordance with AICPA Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Sales and related contract costs for design and development services under this contract are recognized based on the cost-to-cost method. Sales and related contract costs for products delivered under this contract are recognized on a “units-of-delivery” basis.

Anticipated losses on long-term contracts are charged to operations in the period when the loss becomes known pursuant to SOP 81-1. The reserve for cost overruns is shown as a reduction of the accumulated costs recorded as work-in-process inventory.

The cost rates utilized for long-term cost-reimbursement contracts are subject to review by third parties and can be revised, which can result in additions to or reductions from revenue. Revisions which result in reductions to revenue are recognized in the period that the rates are reviewed and finalized; additions to revenue are recognized in the period that the rates are reviewed, finalized, accepted by the customer, and collectibility is reasonably assured. The Company submits financial information regarding the cost rates on cost-reimbursement contracts for each fiscal year in which the Company performs work on cost-reimbursement contracts. The Company does not record any estimates on a regular basis for potential revenue adjustments, as management currently has no reasonable basis on which to estimate such adjustments given the Company’s very limited experience with this type of long-term contract. No revenue was recognized related to cost-reimbursement contracts during the first and second quarters of 2008 and 2007.”

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In a related matter, please quantify the revenue and expenses related to non-recurring engineering projects in fiscal 2005, 2006 and 2007 and your first quarterly period of 2008. Specifically indicate the amount of such revenues not recognized upon shipment of the initial units produced.

Fiscal Period	FY2005	FY2006	FY2007	Q1-2008
NRE Projects ($000s):

Revenues	$1,111	$1,637	$1,078	$269

Expenses	$558	$932	$667	$112

Revenues not recognized:	none	none	none	none

As explained above, the Company substantially accomplishes what it must do pursuant to its short-term contracts involving NRE at the completion of various stages and obtains the customer’s acceptance prior to the initial delivery of the final product and, accordingly, NRE fees are recognized prior to or at the time of the initial delivery of the final product based on generally accepted accounting principles, as summarized in SAB Topic 13A. The Company has no ongoing obligation to provide NRE services after the initial delivery and, accordingly, there have been no deferrals of fees.

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Also, note that your critical accounting estimate disclosures in management’s discussion and analysis should supplement rather than duplicate the description of your accounting policies in the notes to your financial statements. For further guidance, refer to Sections I.E. and V of our release 33-8350, available on our website at www. sec.gov/rules/interp/33-8350.htm. Please revise your disclosure as appropriate in future filings.

The Company will revise disclosures of its critical accounting estimates in its future filings to supplement rather than duplicate the description of our policies in the notes to our financial statements.

Please call the undersigned (888-575-1300, x1300) if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the year ended December 29, 2007.

Very truly yours,

/s/ Robert V. Condon
Robert V. Condon
Vice President, Finance and
Chief Financial Officer

Tel: 888-575-1300, Ext. 1300
Fax: 973-882-5981

cc: Andri Boerman, Staff Accountant